UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number 001-14536
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PartnerRe Ltd.

(Translation of registrant’s name into English)
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Wellesley House South, 90 Pitts Bay Road,
Pembroke HM08, Bermuda
(441) 292-0888
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

DOCUMENT FURNISHED AS PART OF THIS FORM 6-K

On October 11, 2019, PartnerRe announced that Chief Financial Officer Mario Bonaccorso is set to retire from the Company on March 31, 2020 and to join the PartnerRe Ltd. Board of Directors as an observer, Nicolas Burnet has been appointed as Chief Financial Officer, effective April 1, 2020 (and will be joining the Company on February 3, 2020) and Andrew Gibbs has been appointed as Chief Operations Officer, effective October 14, 2019.

The following document, furnished as an exhibit to this Form 6-K, is incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Press release – PartnerRe Announces Executive Leadership Changes

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release - PartnerRe Announces Executive Leadership Changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PartnerRe Ltd.
(Registrant)

Date:	October 11, 2019	By:	/s/ Lee Iannarone
Name: Lee Iannarone
Title: Associate General Counsel